SUBSCRIPTION AGREEMENT BETWEEN THE FUND AND THE INVESTOR

GL BEYOND INCOME FUND

LETTER OF INVESTMENT INTENT

January 17, 2012

To the Board of Trustees of GL Beyond Income Fund:

Effective January 17, 2012 the undersigned (the "Purchaser") hereby subscribes to purchase a beneficial interest ("Interest") in the GL Beyond Income Fund, in the amount of $100,000.00 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.00.

The Purchaser agrees that the Interests are being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

_/s/ Daniel Thibeault________________

Graduate Leverage, LLC

By: Daniel Thibeault, President